UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2


                         FIRST CITIZENS BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31946M-10-3
   -------------------------------------------------------------------------
                                 (CUSIP Number)

                               David L. Ward, Jr.
                               William R. Lathan, Jr.
                               Ward and Smith, P.A.
                               1001 College Court
                               New Bern, North Carolina 28562
                               (252) 633-1000
  -----------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 17, 1998
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule13D, and is filing this schedule because of SS. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subjectclass of securities, and for any subsequent amendment containing information which would alter disclosures provided inaprior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18oftheSecurities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall besubjectto all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No.  31946M-10-3                          Page 2 of 5 Pages
--------------------------------                --------------------------------

----------- --------------------------------------------------------------------
         1  NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             George H. Broadrick
----------- --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) []
            (b) []
----------- --------------------------------------------------------------------
         3  SEC USE ONLY
----------- --------------------------------------------------------------------
         4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                                OO
----------- --------------------------------------------------------------------
         5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[]

----------- --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
---------------------------- -------- ------------------------------------------
         NUMBER OF            7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                            52,677
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             -------- ------------------------------------------
                              8       SHARED VOTING POWER

                                                 -0-
                             -------- ------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                                52,677
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                                 -0-
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                52,677
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[X]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 0.59%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                  IN

     This Amendment No. 2 is filed by the Reporting Person to amend his Schedule 13D dated March 2, 1987, as previously amended by Amendment No. 1 dated March 31, 1997. The Reporting Person's Schedule 13D hereby is further amended as described below.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Class A Common Stock, $1 par value per share ("Class A Common Stock") of First Citizens BancShares,Inc. (the "Issuer"), whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) The Reporting Person is George H. Broadrick, whose business address is Post Office Box 31727, Charlotte, North Carolina 28231. The Reporting Person is the retired President of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601. He currently serves as Chairman of the Executive Committee of the Board of Directors and as a consultant to Issuer and First-Citizens Bank & Trust Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The Reporting Person previously was, or may have been deemed to be, the beneficial owner of an aggregate of 1,147,077 shares of Class A Common Stock which constituted 11.91% of the outstanding Class A Common Stock (based on 9,631,599 shares outstanding on January 27, 1998). Those shares consisted of 52,942 shares held by the Reporting Person for his own account, 10,000 shares held directly by the Reporting Person's spouse, and 1,084,135 shares held by five separate irrevocable trusts with respect to which the Reporting Person served as sole trustee or as one of two co-trustees.

     On January 27, 1998, two of the above trusts sold 600,000 shares of Class A Common Stock directly to the Issuer. On March 17, 1998, one of the above trusts exchanged 104,960 shares of Class A Common Stock held by it for 104,960 shares of the Issuer's Class B Common Stock held by an immediate family member of the trust's beneficiary (at which time the Reporting Person ceased to beneficially own more than 5% of the outstanding shares of Class A Common Stock). On December 3, 1998, the Reporting Person effected gifts of 265 shares of Class A Common Stock held for his own account. Following the above transactions, the Reporting Person was, or may have been deemed to be, the beneficial owner of an aggregate of 441,852 shares which constituted 4.96% of the outstanding shares of Class A Common Stock (based on 8,905,199 shares outstanding on December 3, 1998). Those shares consisted of the 52,677 shares held by the Reporting Person for his own account, the 10,000 shares held directly by the Reporting Person's spouse, and the remaining 379,175 shares held by three of the above trusts.

     Effective November 1, 1999, the above three trusts holding Class A Common Stock were restructured to provide that six persons (including the Reporting Person) will serve as co-trustees of each of the trusts and act by a majority vote. As a result of such restructuring, the Reporting Person no longer deems himself to be the beneficial owner of Class A Common Stock held by the trusts.

     The Reporting Person currently exercises sole voting and investment power as to the 52,677 shares held for his own account, which constitutes 0.59% of the total outstanding shares of Class A Common Stock. He disclaims beneficial ownership as to the 10,000 shares held by his spouse.

     The shares listed above exclude 167,600 shares of Class A Common Stock (1.88% of total outstanding shares) held by First Citizens Bancorporation of South Carolina, Inc., Columbia, South Carolina ("Bancorp"), a publicly-held corporation in which the Reporting Person serves as one of 16 directors. The Reporting Person does not deem himself to have any voting or dispositive power as to, or to be the beneficial owner of, shares of Class A Common Stock held by Bancorp.

     (c) Except as described above, the Reporting Person has not effected any transactions in Class A Common Stock during the 60 days preceding, or since, the date of this Amendment No. 2.

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock on March 17, 1998.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 9, 1999                       /s/ George H. Broadrick
                                     -------------------------------------------
                                           George H. Broadrick